Exhibit 99.1

Stellantis to Become a Strategic Shareholder of Leapmotor with €1.5 Billion Investment and Bolster Leapmotor’s Global Electric Vehicle Business

•Leveraging the strengths of both companies, Stellantis and Leapmotor give birth to a strategic global relationship that aims at creating a highly competitive and highly efficient EV mobility powerhouse in China and around the world

•Companies intend to establish the Leapmotor International joint venture designed to accelerate and expand global sales of Leapmotor’s high-tech, cost-efficient products by leveraging Stellantis’ extensive assets and commercial know-how around the globe

•Leapmotor is among the fastest growing Chinese pure-play new energy vehicles (NEVs) tech leaders with a unique vertical integration model and full-suite of in-house R&D and manufacturing capabilities

•Stellantis is one of the largest mobility companies, ranking among the most profitable and efficient automakers worldwide

•Stellantis will leverage Leapmotor’s tech-first EV ecosystem in China to help meet core Dare Forward 2030 electrification targets, while remaining open to exploring further synergies with its partner

•Stellantis’ investment enables it to acquire approximately 20% equity stake, making it a significant shareholder and giving it two Board of Directors seats

AMSTERDAM, HONG KONG, October 26, 2023 – Stellantis N.V. and Leapmotor today announced that Stellantis plans to invest ca. €1.5 billion to acquire approximately 20% of Leapmotor, making Stellantis a significant shareholder. The deal also outlines the formation of Leapmotor International, a 51/49 Stellantis-led joint venture that has exclusive rights for the export and sale, as well as manufacturing, of Leapmotor products outside Greater China. This will be an industry-first global electric vehicle relationship between a leading automaker and a Chinese pure-play NEV OEM.

The partnership aims to further boost Leapmotor’s sales in China, the biggest market in the world, while leveraging Stellantis’ established global commercial presence to significantly accelerate Leapmotor brand sales in other regions, starting with Europe. Stellantis intends to leverage Leapmotor’s highly innovative, cost-efficient EV ecosystem in China to help meet core Dare Forward 2030 electrification targets, with the possibility to further explore mutually beneficial synergies. The joint venture expects to begin shipments in the second half of 2024.

The two companies consider Leapmotor’s EV product offering to be complementary to Stellantis’ current technology and portfolio of iconic brands and will bring more affordable mobility solutions to global customers. Stellantis will have two seats on Leapmotor’s Board of Directors and will appoint the CEO of the Leapmotor International joint venture.

“As consolidation unfolds among the capable electric vehicles start-ups in China, it becomes increasingly apparent that a handful of efficient and agile new generation EV players, like Leapmotor, will come to dominate the mainstream segments in China,” said Stellantis CEO Carlos Tavares. “We feel it’s the perfect time to take a leading role in supporting the global expansion plans of Leapmotor, one of the most impressive new EV players who has a similar tech-first, entrepreneurial mindset to ours. Through this strategic investment, we can address a white space in our business model and benefit from Leapmotor’s competitiveness both in China and abroad. I want to thank Mr. Zhu Jiangming and the teams from both sides of our great companies for their leadership and collaboration in creating this new opportunity for both of us.”

“Today it is a great milestone in Leapmotor’s history, and I am thrilled to witness this moment together with Mr. Tavares and his team,” said Leapmotor Founder and CEO Zhu Jiangming. “Developed with our in-house, full-suite technology capabilities, Leapmotor brings to the market the best-in-class EV products in a most cost competitive way. We believe in win-win partnerships formed by strong players in the fast-evolving environment. Working with Stellantis, we will continue to be innovative and creative in technology and business synergies and will bring Leapmotor EV cars to the global market.”

Focused on the mid-to-high end market, being the largest and fastest-growing segment in China, Leapmotor delivered approximately 111,000 NEV units in 2022, putting it into the first tier among China’s NEV pure-play automakers. In the next three years, Leapmotor’s product plan is expected to cover the full range of A- to-E segments, based on one technical architecture with three highly scalable platforms with BEV and Range Extender EV powertrains.

Leapmotor was the world’s first pure-play EV company to implement Cell-to-Chassis technology on a large scale, and its ‘Four-Leaf Clover’ Leap 3.0 central-controlled new electric and electronic architecture achieves seamless and efficient collaboration within the core components of smart EVs. Its unique vertical integration model maximizes scalability, enabling Leapmotor to quickly respond to customer needs.

Founded in early 2021, but combining more than a century of experience, Stellantis has 14 iconic automotive brands and two mobility businesses that aim to provide clean, safe and affordable freedom of mobility to all leveraging industrial operations in more than 30 countries with customers in more than 130 markets. In 2022, Stellantis shipped over 6 million vehicles with Net revenues of €179.5 billion and Net profit of €16.8 billion. In the first half of 2023, the Company had Net revenues of €98.4 billion and Net profit of €10.9 billion and one of the highest Adjusted operating income (AOI) margins in the industry at 14.4%.

Stellantis is investing more than €50 billion over the next decade in electrification to deliver on the Dare Forward 2030 targets of reaching a 100% passenger car BEV sales mix in Europe and 50% passenger car and light-duty truck BEV sales mix in the United States by 2030. To achieve these sales targets, the Company is securing approximately 400 GWh of battery capacity, including support from six battery manufacturing plants in North America and Europe. Stellantis is on track to become a carbon net zero corporation by 2038, all scopes included, with single-digit percentage compensation of remaining emissions. In parallel to this strategic move, Stellantis remains committed to its asset-light business model for its foreign brands in China.

The transaction is subject to customary closing conditions, including regulatory approvals.

Investment Community Conference Call

Stellantis and Leapmotor will each separately host conference calls for their respective analysts and investors. Details on timing and instructions for accessing these events are available on the respective corporate websites’ investor relations pages (www.stellantis.com and www.leapmotor.com).

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About Leapmotor

Leapmotor is an NEV company based in China that possesses full-suite R&D capabilities in NEV’s core technologies. The Company researches and develops, manufactures and sells NEVs, and at the same time researches and develops and manufactures EIC core components. With an aim to maximize user value, it strives to provide products and services which deliver superior experience beyond expectation. Leapmotor launched the “dual-model layout of battery electric + extended-range” in 2023. It has currently mass-produced three electric vehicles, including smart BEV T03, best-in-class smart electric SUV C11 and deluxe smart electric sedan C01, and extended-range versions of the C11 and C01 for sale. In September this year, Leapmotor made its first global model C10 and brand new technology debut at IAA MOBILITY 2023 in Munich, embarking on its journey of globalization. As an icon of China’s emerging NEV manufacturers, Leapmotor is opening up more possibilities for future travel with continuous efforts in technological innovation.

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com.

For more information, contact:

Stellantis Communications

Bertrand BLAISE +33 6 33 72 61 86 – bertrand.blaise@stellantis.com
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Chao WANG – chao.wang1@stellantis.com
communications@stellantis.com
www.stellantis.com
Leapmotor Communications

Michael Wu +86 1951 890 1971 – Michael_wu@leapmotor.com
Zhou Ying +86 156 5888 5520 – Zhou_ying@leapmotor.com
pr@leapmotor.com
www.leapmotor.com

STELLANTIS FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; Stellantis’ ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute Stellantis’ business plans and improve its businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; risks and other items described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.

LEAPMOTOR FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. including, without limitation, those regarding our future financial position, our strategy, plans, objectives, goals, targets and future developments in the markets where we participate or are seeking to participate. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “could,” and similar statements. These forward-looking statements are based on some assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All information provided in this communication is as of the date of this announcement, and the Company does not accept any responsibility or obligation to update any of the forward-looking statements, except as required under applicable laws.